Mail Stop 3561

January 16, 2008

Mr. Claude Couty
Chief Financial Officer
Heritage Worldwide, Inc.
337 Avenue de Bruxelles
La Seyne-Sur-Mer, France 83507

      Re: Heritage Worldwide, Inc.
            Form 10-KSB for Fiscal Year Ended June 30, 2005
            Filed November 23, 2005
            File No. 000-28277

Dear Mr. Couty:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Tia Jenkins
                Senior Assistant Chief Accountant
                Office of Beverages, Apparel and
                Health Care Services